

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2022

Dvir Cohen
Chief Executive Officer
Memic Innovative Surgery Ltd.
6 Yoni Netanyahu Street
Or Yehuda 6037604
Israel

> **Re: Memic Innovative Surgery Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed January 14, 2022**
> **File No. 333-259925**

Dear Mr. Cohen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

F-4 Amendment #2 filed January 14, 2022

Selected Unaudited Condensed Combined Pro Forma Financial Information
Note 4. Earnings (Loss) Per Share, page 44

1. We note your response to prior comment 4. Notwithstanding the fact that the issuance of the 7.6 million shares of Memic preferred shares is not part of the Business Combination, these shares are expected to be issued prior to the effective date of the merger. With reference to Rule 11-01(a)(8), please explain why the pro forma impact of the issuance of the preferred shares would not provide material information to the MTAC shareholders who will vote on the Business Combination. Please address the impact this issuance will have on the pro forma combined financial statements. Ensure you address the proceeds expected to be received and the related accounting implications, including the

impact on pro forma earnings per share. If material, this issuance should be presented separately within your pro forma financial information.

Memic Innovative Surgery Ltd. Financial Statements, page F-1

2.   Please update your financial statements in accordance with Item 8.A.4 of Form 20-F or include the representation noted in the Instruction to Item 8.A.4:2 as an exhibit to your registration statement.

Note 15. Net Loss Per Share Attributable to Ordinary Shareholders, page F-25

3.   We note your response to our prior comment 12. We also note that ASC 260-10-45-12C indicates that contingently issuable shares should be included in basic EPS only when there is no circumstance under which those shares would not be issued and basic EPS should not be restated for changed circumstances. As of the end of each period presented, please assess and tell us the nature of _any_ circumstances under which the stock options you are including in basic EPS would not be issued

You may contact Li Xiao at 202-551-4391 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Chris Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert Grossman